SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Schedule TO

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 3

                            (Name of Subject Company)

                    Boston Financial Apartment Associates LP

                         A Delaware limited partnership

                               at $25 Net Per Unit

                                       by

               Equity Resource Lexington Fund Limited Partnership,
                       a Massachusetts limited partnership

                          Equity Resources Group, Inc.
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            Calculation of Filing Fee

================================================================================

     Transaction Valuation*                          Amount of Filing Fee
            $109,575                                        $21.92
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*    For purposes of calculating the filing fee only. This calculation assumes the purchase of 4,383 Units at a purchase price of $25 per Unit in the Partnership.

[X]  Check box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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     Amount Previously Paid:    $21.92          Filing Party:  Equity Resource
                                                               Lexington Fund LP

     Form of Registration No.:  Schedule TO/T   Date Filed:    May 30, 2002
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

                                 AMENDMENT NO. 3

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 30, 2002 (the "Schedule TO") by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") to purchase 4,383 units (the "Units") of limited partnership interests in Boston Financial Apartment Associates LP, a Delaware limited partnership (the "Partnership"), at $25 for each Unit, net to the seller in cash, without interest, less the $50 transfer fee per transaction charged by the general partner of the Partnership and less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after May 30, 2002 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits (a)(l) and (a)(3) (which are herein collectively referred to as the "Offer"). The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

         COVER PAGE AND ITEMS 1, 4 and 12

         The Cover Page and Items 1, 4 and 12 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended as follows:

         Cover Page

         The boxed paragraph of the cover page of the Offer to Purchase is amended in its entirety to read as follows:

                  "THIS OFFER WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON
                   July 16, 2002, UNLESS THE OFFER IS EXTENDED."

         Item 1--Summary Term Sheet

         The sixth question of the Summary Term Sheet is amended in its entirety to read as follows:

                  "How long do I have to decide whether to tender in the offer?

                  You will have at least until 12:00 midnight, Eastern Time, on July 16, 2002, to decide whether to tender your units in the offer. In addition, if we decide to extend the offering period, as described below, you will have an additional opportunity to tender your units. See "THE OFFER--Section 3--Procedures for Tendering Units." Because the Purchaser is offering to purchase less than 100% of all units of the Partnership, there will be no "subsequent offering period.""

         The Summary Term Sheet is amended to read as follows:

                  "How many Units have been tendered as of the Offer's Extension Date?

                  Approximately 375 Units have been tender under the Offer at the time of the extension.""

         Item 4--Terms of the Transaction

         The Offer

         The first paragraph of Section 1--"Terms of the Offer" is amended in its entirety to read as follows:

                  "Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for up to 4,383 Units that are validly tendered on or prior to the Expiration Date (as defined below). The term "Expiration Date" means 12:00 midnight, Eastern Time, on July 16, 2002, unless the Purchaser extends the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser, shall expire."

         Item 12--Exhibits

         The following is added as an Exhibit to the Schedule TO:

            (a)(6)Press release dated July 1, 2002.

                                   SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      July 1, 2002     Equity Resource Lexington Fund Limited Partnership,
                             a Massachusetts limited partnership

                             By:  /s/  Eggert Dagbjartsson
                                  ----------------------------------------------
                                       Eggert Dagbjartsson
                                       General Partner

                             Equity Resources Group, Inc.
                             A Massachusetts Corporation

                             By:  /s/  Eggert Dagbjartsson
                                  ----------------------------------------------
                                       Eggert Dagbjartsson
                                       Executive Vice President

                             Eggert Dagbjartsson

                             By:  /s/  Eggert Dagbjartsson
                                  ----------------------------------------------
                                       Eggert Dagbjartsson

                                  EXHIBIT INDEX

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                                                               Sequential
Exhibit No.                        Description                Page Number
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(a)(1) -        Offer to Purchase, dated May 30, 2002*            4-28
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(a)(2) -        Transmittal letter, dated May 30, 2002*            29
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(a)(3) -        Agreement of Sale*                               30-33
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(a)(4)          Summary Advertisement*                             34
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(a)(5) -        Revised Transmittal letter*
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(a)(6) -        Press Release dated July 1, 2002
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(b) -           Not applicable.
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(c) -           Not applicable.
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(d) -           Not applicable.
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(e) -           Not applicable.
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(f) -           Not applicable.
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(g)             Not applicable
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(h)             Not applicable.
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       * Previously Filed